# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: EWSB Bancorp, Inc., CIK 0002013792
CUSIP: 26929P107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 109 West Second Street, Kaukauna, Wisconsin (WI), 54310
Date of event which requires filing of this statement: 06/29/2026
Filed by CIK 0000906836
Persons authorized to receive notices and communications: Spence Limited, LP, P.O. Box 505, Blakely, Georgia (GA), 39823, 6153832654; Hope Lundt, P.O. Box 505, Blakely, Georgia (GA), 39823, 6153832654

## Reporting persons
- SPENCE LIMITED, LP (CIK 0000906836): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 100,710; sole dispositive power 0; shared dispositive power 100,710; aggregate amount beneficially owned 100,710 (9.93% of the class)
- Hope Lundt: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 100,710; sole dispositive power 0; shared dispositive power 100,710; aggregate amount beneficially owned 100,710 (9.93% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: EWSB Bancorp, Inc.
Address of issuer's principal executive offices: 109 West Second Street, Kaukauna, Wisconsin (WI), 54310

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Spence Limited, L.P., a Georgia limited liability company and Hope Lundt, the Investment Advisor for Spence Limited, L.P. (together the "Reporting Persons")
Residence or business address: The address of each of the Reporting Persons is P.O. Box 505, Blakely, GA 39823-0505
Present principal occupation or employment: The principal business of Spence Limited, L.P. is investment management. Ms. Lundt is the Investment Advisor for Spence Limited, L.P. Ms. Lundt is also a Director of the Issuer and East Wisconsin Savings Bank, the wholly-owned subsidiary of the Issuer, 109 West Second Street, Kaukauna, Wisconsin 54310.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Spence Limited, L.P. was organized in the state of Georgia, and Ms. Lundt is a U.S. citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of the Issuer's Common Stock were purchased with personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The shares covered by this Schedule 13D are being held for investment purposes. The Reporting Persons may, from time to time, acquire additional securities of the Issuer using personal funds through a broker and/or privately negotiated transactions or dispose of securities. The Reporting Persons filed an initial Schedule 13G on September 30, 2024. The Reporting Persons are filing this Schedule 13D to supersede the Schedule 13G.

On July 1, 2026, Ms. Lundt was appointed to serve on the Boards of Directors of the Issuer and its wholly owned subsidiary, East Wisconsin Savings Bank. Ms. Lundt will engage in regular discussions with the Issuer's board of directors and management as part of her duties as a director. Neither Ms. Lundt (other than in her capacity as a director) nor the other Reporting Persons have any present plan or proposal which would relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Persons beneficially own, in the aggregate, 100,710 shares of the Issuer's Common Stock, representing 9.93% of the 1,014,220 shares of the Common Stock deemed outstanding for such purpose.
Number of shares as to which each person has sole or shared power to vote or dispose:
Spence Limited, L.P. has sole voting and dispositive power with respect to 0 shares of the Issuer's Common Stock and has shared voting and dispositive power with respect to 100,710 shares of the Issuer's Common stock.

Ms. Lundt has sole voting and dispositive power with respect to 0 shares of the Issuer's Common Stock and has shared voting and dispositive power with respect to 100,710 shares of the Issuer's Common stock.
Transactions in the class effected during the past sixty days: On June 29, 2026, Spence Limited, L.P. purchased 40,710 shares for a purchase price of $10 per share in a subscription offering.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See response to Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: See Exhibit 1.

## Signatures
- SPENCE LIMITED, LP: /s/ Hope Lundt, SPENCE LIMITED, LP (08/11/2026)
- Hope Lundt: /s/ Hope Lundt, Hope Lundt (08/11/2026)